Exhibit 99.1

TransCanada PipeLines Limited

EARNINGS COVERAGE

JUNE 30, 2006

The following financial ratios have been calculated on a consolidated basis for the respective 12 month period ended June 30, 2006 and are based on unaudited financial information.  The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.  The following ratios have been prepared based on net income:

June 30, 2006
Earnings coverage on long-term debt	3.14 times
Earnings coverage on long-term debt and First Preferred Shares	3.03 times